SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                    FORM 11-K

                                   (Mark One)

         [X]  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002

                                       OR


            [ ]  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from _________ to ___________

                        Commission file number 33-56369

                   JEFFERSON-PILOT CORPORATION TEAMSHARE PLAN
                        GUARANTEE LIFE INSURANCE COMPANY
                          THRIFT SAVINGS PLAN AND TRUST
                            (Full title of the plans)


                           JEFFERSON-PILOT CORPORATION
        (Name of the issuer of the securities held pursuant to the plan)

                             100 North Greene Street
                        Greensboro, North Carolina 27401
                     (Address of principal executive office)

Audited Financial Statements and Supplemental Schedules

Jefferson-Pilot Corporation Teamshare Plan

Years ended December 31, 2002 and 2001 with Report of Independent Auditors

                           Jefferson-Pilot Corporation
                                 Teamshare Plan

                          Audited Financial Statements
                           and Supplemental Schedules

                     Years ended December 31, 2002 and 2001




                                    Contents

Report of Independent Auditors                                  1

Audited Financial Statements

Statements of Net Assets Available for Benefits                 2
Statements of Changes in Net Assets Available for Benefits      3
Notes to Financial Statements                                   4


Supplemental Schedules

Schedule of Assets (Held At End of Year)                       10
Schedule of Reportable Transactions                            11


                         Report of Independent Auditors


To the Plan Administrator and Participants
Jefferson-Pilot Corporation Teamshare Plan

We have audited the accompanying statements of net assets available for benefits of Jefferson-Pilot Corporation Teamshare Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.




June 13, 2003
                           Jefferson-Pilot Corporation
                                 Teamshare Plan

                 Statements of Net Assets Available for Benefits


                                                   December 31
                                                2002         2001
Assets                                      -----------   -----------
Investments, at fair value                  $82,559,297  $ 89,365,423

Investments, at contract value               12,570,914     4,688,510

Cash                                                  -    10,001,283

Receivables:
  Employer's matching contribution                6,437         6,249
  Employer's Gainshare contribution           1,503,618     1,437,385
  Participants' contributions                    96,247       120,821
  Loan interest                                   1,452         5,062
                                            -----------   -----------
Total receivables                             1,607,754     1,569,517
                                            -----------   -----------
Net assets available for benefits           $96,737,965  $105,624,733
                                            ===========  ============



See accompanying notes.


                           Jefferson-Pilot Corporation
                                 Teamshare Plan

           Statements of Changes in Net Assets Available for Benefits


                                              Year ended December 31
                                                 2002       2001
                                            -------------------------
Additions
Investment income:
  Interest                                 $    598,470  $    374,347

Contributions:
  Participants                               10,678,398     7,947,999
  Rollovers                                     502,482       479,237
  Employer matching                             774,936       458,135
  Gainshare                                   1,503,618     1,437,385
                                            -----------   -----------
                                             13,459,434    10,322,756
                                            -----------   -----------

Transfers in from related plan                        -    20,670,368
                                            -----------   -----------

Total additions                              14,057,904    31,367,471

Deductions
Benefits paid to participants                 5,722,170     5,063,451
Administrative expenses                         148,759        45,058
                                            -----------   -----------
                                              5,870,929     5,108,509
                                            -----------   -----------
Net depreciation in fair value of
  investments                               (17,073,743)   (7,395,347)
                                            -----------   -----------


Net (decrease) increase                      (8,886,768)   18,863,615
Net assets available for benefits:
  Beginning of year                         105,624,733    86,761,118
                                            -----------   -----------
  End of year                              $ 96,737,965  $105,624,733
                                            ===========   ===========


See accompanying notes.
                           Jefferson-Pilot Corporation
                                 Teamshare Plan

                          Notes to Financial Statements

                                December 31, 2002


1. Description of Plan

The following description of the Jefferson-Pilot Corporation (the "Company") Teamshare Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution and profit sharing plan covering all employees and career agents of the Company and the following subsidiaries (collectively, the "Sponsor") who are age twenty-one or older:

     Jefferson-Pilot Life Insurance Company
     Jefferson-Pilot Communications Company
     Jefferson-Pilot Communications Company of Virginia
     WCSC, Inc.
     Jefferson Pilot Financial Insurance Company
     Jefferson Pilot Securities Corporation

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company serves as Plan administrator and named fiduciary.

The Guarantee Life Insurance Company Thrift Savings Plan merged into the Jefferson-Pilot Corporation Teamshare Plan effective December 31, 2001. Total assets transferred into the Plan was approximately $20.7 million. These assets included cash, mutual funds and Jefferson-Pilot common stock. The cash and Jefferson-Pilot common stock transferred January 2, 2002. The mutual fund transfer, made in two installments, was completed by March 2002.

Contributions

Eligible participants may contribute up to 15% of pre-tax compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. The Company matches 10% of a participant's total pre-tax contributions for the Plan year that do not exceed 6% of a participant's compensation for the portion of the year during which the participant elected to make pre-tax contributions.

1. Description of Plan (continued)

Gainshare contributions are subject to approval by the Compensation Committee of the Company's Board of Directors. Gainshare contributions are made by the Sponsor on behalf of participants (1) who meet certain eligibility requirements specified in the Plan document and (2) whose employer, business unit and, if applicable, business subunit satisfy predetermined financial performance standards, in amounts of up to 4% of compensation.

Employees in Puerto Rico and the U.S. Virgin Islands are not eligible for pre-tax or matching contributions, but may participate in Gainshare contributions when the eligibility requirements and performance standards are met.

Gainshare contributions for 2002 and 2001 were disbursed 50% in cash and 50% in the Jefferson-Pilot Common Stock Fund. For individual Gainshare amounts of $200 and less, the total was disbursed in the Jefferson-Pilot Common Stock Fund.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based upon participant earnings as defined in the Plan document. Investment income, including net (depreciation) appreciation in value of the Plan's investments, is allocated to individual participant accounts in the same ratio that the value of the individual account bears to the sum of the values of all participants' accounts. Forfeited balances of terminated participants' nonvested accounts are used to reduce Company Gainshare contributions and to pay administrative expenses. The balance of forfeited nonvested accounts was $56,674 and $74,657 for 2002 and 2001, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of service. A participant is 100% vested after three years of credited service.
1. Description of Plan (continued)

Participant Loans

Participants may borrow from their accounts if (1) there is an immediate and heavy financial need and (2) at least two years have elapsed since the member first made contributions to the Plan. Participant loans may range from a minimum amount of $1,000 up to a maximum amount equal to the lesser of (1) 50% of their vested account balance or (2) $50,000 reduced by the highest outstanding balance of prior loans from the Plan or any other qualified retirement plan maintained by a sponsoring employer during the one-year period ending on the day prior to the loan. Loan terms range from 1 - 5 years. The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime lending rate reported in the Wall Street Journal on the last business day of the calendar quarter, plus one percentage point. Principal and interest are paid ratably through weekly, bi-weekly or bi-monthly payroll deductions.

Payment of Benefits

Upon termination of service, a participant may receive the vested value of his/her account in either a lump sum payment, periodic installments in substantially equal amounts for a period not to exceed 15 years or direct rollover to an eligible retirement plan. Distributions from the Jefferson-Pilot Common Stock Fund may be distributed in cash or in shares of the Company's common stock, if so elected.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Accounting Policies

Investment Valuation

The Plan's investments in mutual funds and common stock are stated at fair value based on quoted market prices. The investment contract is stated at contract value, representing contributions made to the Fund, plus earnings credited, less benefits paid and any expense charges. The participant loans are valued at their outstanding balances, which approximate fair value.
2. Summary of Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2002 and 2001, the Plan's investments (including investments purchased, sold as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

                                               Net Realized and
                                                  Unrealized
                                                (Depreciation)
                                             Appreciation in Fair
                                             Value of Investments
                                             Year ended December 31
                                               2002       2001
                                          ---------------------------

Mutual Funds                              $(10,338,128)  $(5,704,547)
Common Stock                                (6,735,615)   (1,690,800)
                                          -------------  ------------
                                          $(17,073,743)  $(7,395,347)
                                          =============  ============

Investments that represent 5% or more of net assets are as follows:

                                                  December 31
                                               2002       2001
                                          ---------------------------
Investments at fair value:
  Jefferson-Pilot Common Stock*           $37,480,675    $42,824,780
  Fidelity Advisor Equity-Income Fund      11,733,712     13,363,013
  MFS Capital Opportunities Fund            9,247,094     12,258,194
  PIMCO Total Return                        5,107,798              -
  Munder Index 500 Fund                     6,627,285              -
  JP Life Guaranteed Account               12,570,914              -
     *Nonparticipant-directed

3. Investments (continued)

The average yield of the JP Life Guaranteed Fund for 2002 and 2001 approximated 4.85% and 5.23%, respectively, and the crediting interest rates as of December 31, 2002 and 2001 were 4.60% and 5.10%, respectively. Crediting interest rates are normally adjusted annually and a minimum crediting rate of 3.5% applies. The fair value approximates contract value.

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

                                                  December 31
                                               2002       2001
                                          ---------------------------
Investments, at fair value:
  Jefferson-Pilot Common Stock            $37,480,675    $42,824,780



                                                  Year ended
                                               December 31, 2002
                                               -----------------
  Change in net assets:
    Contributions                                 $ 4,586,380
    Transfers to participant directed
     investments                                   (1,022,970)
    Net  realized and unrealized depreciation
     in fair value                                 (6,735,615)
    Loan principle                                      9,552
    Loan interest                                      39,083
    Distributions to participants                  (2,220,535)
                                                  ------------
                                                  $(5,344,105)
                                                  ============
5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 24, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Administration and Plan Expenses

The Plan provides that investment and administrative expenses of the Plan will be paid from the Plan's assets unless paid by the Sponsor. During 2002 and 2001, most expenses associated with the Plan were paid for by the Sponsor.

7.  Related Party Transactions

The Plan invests in common stock of Jefferson-Pilot Corporation and a Jefferson-Pilot Life Insurance Company managed guaranteed fund.


                           Jefferson-Pilot Corporation
                                 Teamshare Plan

                      EIN:  56-0896180    Plan Number:  002

                               Schedule H, Line 4i
                    Schedule of Assets (Held At End of Year)

                                December 31, 2002


                                          (c)
                               Description of Investment
             (b)                Including Maturity Date,
   Indentity of Issue,            Rate of Interest,                      (e)
   Borrower, Lessor, or          Collateral, Par or          (d)       Current
(a)   Similar Party                 Maturity Value           Cost       Value
--------------------------------------------------------------------------------

*  Jefferson-Pilot Corporation    Common Stock           $42,891,438 $37,480,675
   Fidelity Advisor               Equity-Income Fund           +      11,733,712
   Templeton                      Foreign Fund                 +       4,386,010
   Franklin Advisor               Small-Mid Cap
                                   Growth Fund                 +       4,511,002
   PIMCO                          Money Market Fund            +       1,227,083
   PIMCO                          Total Return Fund            +       5,107,798
   MFS                            Capital Opportunities
                                   Fund                        +       9,247,094
   MFS                            Mid Cap Growth Fund          +         596,808
   Munder                         Index 500 Fund               +       6,627,285
   Weiss, Peck and Greer          Money Market Fund            +         230,606
   Pioneer                        Money Market Fund            +          56,573
                                                                     -----------
                                                                      81,204,646

*  JP Life Guaranteed Account     Investment contract, 4.60%   +      12,570,914
   Participant Loans              Interest rates ranging
                                   from 5.75-12.50%                    1,354,651
                                                                     -----------
                                                                     $95,130,211
                                                                     ===========


*Represents party-in-interest.

+  Cost information is not presented, as investment is participant directed


                           Jefferson-Pilot Corporation
                                 Teamshare Plan
                                EIN:  56-0896180
                                Plan Number:  002
                               Schedule H, Line 4j
                       Schedule of Reportable Transactions

                          Year ended December 31, 2002



                                   (b)
                          Description of Asset                                                 (h)
       (a)                 Including Interest       (c)           (d)         (g)         Current Value          (i)
 Identity of Party        Rate and Maturity in    Purchase      Selling       Cost         of Asset on        Net Gain
     Involved                Case of a Loan        Price         Price      of Asset     Transaction Date     or (Loss)
-----------------------------------------------------------------------------------------------------------------------


Category (iii) - Series of transactions in excess of 5% of plan assets
----------------------------------------------------------------------

Jefferson-Pilot
  Corporation             Common Stock
                          Purchases             $12,161,848   $        -   $12,161,848     $12,161,848        $       -
                          Sales                           -    4,876,164     4,807,707       4,876,164           68,457

JP Life Guaranteed
  Account                 Balance
                          Purchase              $ 7,896,179   $        -   $ 7,896,179     $ 7,896,179        $       -
                          Sales                           -            -             -               -                -


There were no category (i), (ii) or (iv) reportable transactions during 2002.

Columns (f) and (e) are not applicable.

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, on June 27, 2003.

                                      JEFFERSON-PILOT CORPORATION


                                      By:  /s/ Hoyt J. Phillips
                                               Senior Vice President,
                                               Human Resources


Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (FormS-8 No. 33-56369) pertaining to the Jefferson-Pilot Corporation Teamshare Plan of Jefferson-Pilot Corporation of our report dated June 13, 2003, with respect to the financial statements and schedules of the Jefferson-Pilot Corporation Teamshare Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

/s/ Ernst & Young LLP
Greensboro, North Carolina
June 26, 2003